UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 February, 2012

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER, 2011

Lodged with the ASX under Listing Rule 4.2A
This is a half-yearly report. It is to be read in conjunction with the most recent annual financial report.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2011

RESULTS FOR ANNOUNCEMENT TO THE MARKET
				$’000

Revenues from ordinary activities	down	44.4%	to	779

Profit from ordinary activities after tax attributable to members	up	210.7%	to	4,682

Net profit for the period attributable to members	up	210.7%	to	4,682

The Directors do not propose to pay a dividend.
Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited
Directors’ Report
31 December, 2011

Directors’ report for the half-year 31 December, 2011

Your directors submit their report for the half-year ended 31 December, 2011.

Directors
The names and details of the Company’s Directors at the date of this report are as follows:
Mr WD Rueckert – Chairman
Mr JT Austin
Mr P Scutt
Mr PR White
Mr R Youngman

Directors were in office for the entire period unless otherwise stated.

Review of operations

Cash Resources

At 31 December 2011, the Group had total funds of $12.4 million compared to $6.0 million at 30 June, 2011. Net proceeds of $8.0 million were received from the sale of the consumer products business in August 2011, after deducting all related costs. This business has been classified as a discontinued operation for the purposes of this report. Additional fund raising by Novogen’s US subsidiary Marshall Edwards, Inc. (“MEI”) resulted in net proceeds received of $1.0 million during the period ended 31 December, 2011. Cash was used to fund the Group’s operations including the drug development programs being undertaken by MEI and Glycotex, Inc. (“Glycotex”).

Revenue

The Company earned revenues from continuing operations for the six months ended 31 December, 2011 of $0.8 million compared to $1.4 million for the same period last year. The decrease is primarily due to reduced royalty income following the renegotiation, in June 2011 of the licence agreement with Archer Daniels Midlands Company (“ADM”). The Company received an upfront cash payment of US$2.9 million as a result of the negotiation for the licence of the patents for the period to 31 May, 2013. The revenue from this transaction is being recognised over the period to which it relates. In addition there was a decrease in dividend income from the prior period as no dividends were received in the six months to 31 December, 2011. These decreases were partially offset by increased interest revenue earned on the higher cash balances following the proceeds from the sale of the consumer products business.

Other income for the six months ended 31 December, 2011 was $0.7 million compared to $0.3 million for the corresponding period last year. Other income for the period relates primarily to a write back in the derivative liability recognized by MEI in the previous period. The corresponding period income was as a result of a gain on the disposal of assets held for sale which was not repeated in the current period.

Novogen Limited
Directors’ Report
31 December, 2011

Net Loss

The operating profit attributable to Novogen shareholders for the six months ended 31 December, 2011, after allowing for losses attributable to non-controlling interests of $1.4 million increased by $8.9 million to $4.7 million compared to a loss of $4.2 million in the previous corresponding period.

Profit from discontinued operations increased $5.1 million to $7.3 million for the six months ended 31 December, 2011. The increase was due to the proceeds received from the sale of the consumer products business which occurred in August 2011, partially offset by advertising and marketing expenses incurred in the period prior to the sale.

The net loss from continuing operations after income tax for the consolidated Group for the six months ended 31 December, 2011 decreased by $3.6 million to $4.0 million from $7.6 million for the same period last year. The decrease in the net loss for the six months ended 31 December, 2011 was primarily due to cost savings in general and administrative expenses, partially offset by increased provision for doubtful debts, reduced revenue and other income described above.

General and administrative expenses from continuing operations decreased $3.9 million from $7.1 million to $3.2 million for the six months ended 31 December, 2011. Included in these cost savings were favorable exchange rate movements resulted in a currency gain of $0.3 million for the six months ended 31 December, 2011 compared to a loss of $2.4 million for the prior corresponding period, a movement of $2.7 million. Further savings were experienced in relation to termination payments and legal fees incurred in the previous corresponding period, in relation to the restructuring and transfer of IP to MEI, which have not re-occurred this period. The restructuring changes also resulted in savings in wages and other overhead expenses in the current period. These savings are partially offset by an increase in the provision for doubtful debts expense of $0.8 million.

Clinical Development

The Company’s clinical development program is now run through Novogen’s subsidiaries MEI and Glycotex. MEI runs the Company’s oncology drug development program and Glycotex is developing the Glucan based wound healing technology.

Novogen Limited
Directors’ Report
31 December, 2011

MEI Clinical Development Programs

MEI’s pipeline of drug candidates is derived from an isoflavone technology platform that has generated a number of compounds with anti-tumour activity. These compounds have been shown to interact with specific targets resulting in the inhibition of tumour metabolism, a function critical for cancer cell survival. MEI’s lead programs focus on two families of compounds with related but distinct mechanisms of action: NADH oxidase inhibitors and mitochondrial inhibitors.

NADH Oxidase Inhibitors

MEI’s most advanced program is a family of isoflavone compounds that includes Phenoxodiol, a first-generation compound that has been well tolerated in more than 400 patients, and a next-generation compound and lead drug candidate ME-143. ME-143 in particular has demonstrated enhanced anti-tumour activity in pre-clinical laboratory studies and is currently under evaluation in a Phase I open label, multicentre, dose escalation study in patients with refractory solid tumours.

First Generation: Phenoxodiol
Phenoxodiol has been administered to more than 400 patients in clinical research studies via oral or intravenous routes and appears to be well tolerated with low toxicity. In a Phase II clinical trial of intravenously administered Phenoxodiol in combination with platinum-based chemotherapy in women with recurrent ovarian cancer, a clinical response was observed in 19% of patients (three out of 16). These results were published in the May 2011 issue of International Journal of Gynecological Cancer. However, in a Phase III clinical trial of orally administered Phenoxodiol in combination with platinum-based chemotherapy in women with recurrent ovarian cancer, a clinical response was observed in less than 1% of patients (one out of 142).

Pharmacokinetic studies suggest that significantly higher blood plasma levels of active drug are measured when isoflavone compounds are administered intravenously versus orally. As a result of these findings and its clinical experience to date, MEI is actively pursuing the clinical development of its next-generation compounds using an intravenous formulation.

Next Generation and Lead Drug Candidate: ME-143
ME-143 is an active metabolite of Triphendiol, a second-generation analogue of Phenoxodiol. Pre-clinical studies show that ME-143 demonstrates enhanced anti-tumour activity against a broad range of tumour cell lines when used alone or in combination with platinum-based chemotherapy when compared to both Phenoxodiol and Triphendiol. As a result, ME-143 has been selected as the lead product candidate for this program. MEI is completing drug manufacturing and non-clinical safety studies of ME-143.

On August 17, 2011, MEI’s Investigational New Drug (IND) application for ME-143 was approved by the U.S. Food and Drug Administration (FDA). In September 2011, MEI initiated a Phase I open label, multicentre, dose escalation trial of ME-143 in patients with refractory solid tumours. This clinical trial, conducted in collaboration with the Sarah Cannon Research Institute, is evaluating the safety and tolerability of ME-143. In addition, the trial is designed to characterize the pharmacokinetic profile of intravenous ME-143 and describe and preliminary clinical anti-tumour activity observed. MEI currently expects final safety and pharmacokinetic data from this trial by the second quarter of 2012.

Novogen Limited
Directors’ Report
31 December, 2011

Mitochondrial Inhibitors

MEI’s mitochondrial inhibitor program consists of a family of compounds that includes NV-128, a first-generation compound that has shown activity against a broad range of cancer cell lines, and a next-generation compound and lead drug candidate ME-344 that appears to be significantly more active than NV-128 in pre-clinical studies.

First Generation: NV-128
NV-128 is a novel mitochondrial inhibitor which has been shown in pre-clinical laboratory studies to disrupt mitochondrial function and induce cancer cell death by two distinct mechanisms: 1) through the induction of DNA fragmentation and 2) through the process of destructive autophagy, wherein a cell consumes itself. Structurally, NV-128 is an analogue of ME-143, but in contrast uses different molecular mechanisms to promote the death of cancer cells.

NV-128 has shown activity in pre-clinical models against a broad range of cancers. Treatment of cancer cells with NV-128 induces a rapid loss of cellular energy resulting in the inhibition of both mammalian target of rapamycin (mTOR1 and mTOR2) pathways which are suggested to be central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells.

Results from an ongoing collaboration with Dr. Gil Mor at the Yale University School of Medicine’s Department of Obstetrics, Gynecology, and Reproductive Sciences, have demonstrated that NV-128 is active against chemotherapy-resistant ovarian tumour cells. In April 2011, his colleague Dr. Ayesha Alvero presented data at the American Association for Cancer Research Annual Meeting from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in otherwise chemotherapy-resistant ovarian cancer stem cells. These results were later published in the August 2011 issue of Molecular Cancer Therapeutics.

Next Generation and Lead Drug Candidate: ME-344
ME-344 is an active metabolite of NV-128 that has demonstrated superior anti-tumour activity against a panel of human cell lines as compared to NV-128. MEI has completed the necessary pre-clinical animal toxicity studies to support submission of an IND application in the first quarter of 2012. Pending FDA approval, MEI plans to initiate a Phase I clinical trial of intravenous ME-344 shortly thereafter.

Glycotex Clinical Development Programs

GLYC-101

The investigational product candidate GLYC-101 Gel, currently being developed by the Company’s U.S. subsidiary Glycotex, Inc. (“Glycotex”), is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Novogen Limited
Directors’ Report
31 December, 2011

Clinical and pre-clinical results
On 27 June, 2011 Glycotex announced that it had submitted the final results of the two completed Phase II clinical studies of its drug product candidate, GLYC-101 gel, to the clinicaltrials.gov database.  These clinical studies have evaluated the effect of investigational GLYC-101 on wound closure in patients undergoing carbon dioxide laser skin resurfacing.

The pilot randomized, double-blind, placebo-controlled clinical study in Beverly Hills, California has enrolled 12 healthy subjects undergoing laser skin ablation.  In addition to assessing safety endpoints, the study has investigated efficacy endpoints, including the promotion of wound healing and cosmetic outcomes, over a 1-month period following laser skin ablation. Although this study was not statistically powered to determine efficacy of GLYC-101 gel, all wound sites, regardless of treatment, displayed complete wound closure without signs of delayed healing, and the median time to complete wound closure was 15 days for all ablated sites, regardless of treatment.  No serious adverse events have occurred in this study.  Based on the results of this study, GLYC-101 gel, 1.0% was well tolerated in healthy subjects undergoing laser skin ablation and recommended for further clinical testing.

A second randomized, double-blind, placebo-controlled Phase II clinical study has evaluated the effect of investigational GLYC-101 gel on complete wound closure and cosmetic outcomes in 26 subjects undergoing carbon dioxide laser skin resurfacing on the lower eyelid area at one clinical trial site in Beverly Hills, California. Subjects were randomized to receive either GLYC-101 0.1%, GLYC-101 1.0%, or placebo gel on one lower eyelid, and a different test article on the other lower eyelid applied topically to the laser-ablated area immediately following the laser procedure and for four consecutive days thereafter for a total of five applications. The primary efficacy endpoint of the study was time to complete wound healing, and the secondary efficacy point was cosmetic outcomes, including scarring, observed over the course of one month following the initial application of GLYC-101 gel or placebo. In the overall analysis, time to complete wound closure was shorter for all GLYC-101 applications combined at each concentration compared to placebo (p values are 0.0062 and 0.0331 for GLYC-101, 0.1% and GLYC-101, 1.0%, respectively). By Day 12, approximately 94% and 82% of subjects receiving GLYC-101, 0.1% and GLYC-101, 1.0%, respectively, exhibited complete wound closure compared to approximately 64% of subjects receiving placebo. All subjects had complete wound closure by Day 35.  No serious adverse events considered to be related to GLYC-101 have been reported.

Preliminary clinical activity of GLYC-101 is consistent with the results of the mechanism of action studies. As described in a recent publication (S. Roy et al., Wound Repair Regen. 2011 May; 19(3):411-419), GLYC-101 was shown to regulate wound macrophage function by inducing production of tumour necrosis factor alpha (TNFα) in murine and human cells. Activation of wound macrophages by GLYC-101 represents one of the potential mechanisms by which this β-glucan may benefit chronic wounds where inefficient inflammatory response is one of the underlying causes of impaired healing.

Dividends Paid or Recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended 31 December, 2011.

Novogen Limited
Directors’ Report
31 December, 2011

Auditor's Independence Declaration

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included following the Directors' Report.

Rounding

The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ William Rueckert

William Rueckert
Director (Chairman)
Sydney, 23 February, 2012

Novogen Limited
Auditor’s Independence Declaration
31 December, 2011

DECLARATION OF INDEPENDENCE BY MELISSA ALEXANDER TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor for the review of Novogen Limited for the half-year ended 31 December 2011, I declare that to the best of my knowledge and belief, there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

•	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Novogen Limited and the entities it controlled during the period.

/s/ Melissa Alexander

Melissa Alexander
Director

BDO Audit (NSW-VIC) Pty Ltd

Sydney, 23 February 2012

Novogen Limited
Statement of Comprehensive Income
For the half-year ended 31 December, 2011

	Notes	Consolidated
		2011	2010
		$'000	$'000
Continuing Operations
Revenue	2	779	1,402

Other income	2	737	262

Research and development expenses		(2,339)	(2,223)
General and administrative expenses		(3,185)	(7,085)

Loss before income tax	2	(4,008)	(7,644)

Income tax expense		(1)	(1)

Loss after tax from continuing operations		(4,009)	(7,645)

Profit after tax from discontinued operations	6	7,323	2,160

Profit/(loss) for the period		3,314	(5,485)

Other comprehensive loss
Net exchange difference on translation of financial statements of foreign controlled entities (Net of tax 2011: Nil, 2010: Nil)		(151)	(695)

Other comprehensive loss		(151)	(695)

Total comprehensive income/(loss)		3,163	(6,180)

Profit/(loss) attributable to:
Non-controlling interest		(1,368)	(1,254)
Novogen Limited		4,682	(4,231)
		3,314	(5,485)

Total comprehensive income/(loss) attributable to:
Non-controlling interest		(1,395)	(1,494)
Novogen Limited		4,558	(4,686)
		3,163	(6,180)

Basic and diluted earnings/(loss) per share (cents) from continuing operations		(2.6)	(6.2)
Basic and diluted earnings/(loss) per share (cents) from discontinued operations		7.2	2.1
Basic and diluted earnings/(loss) per share (cents)		4.6	(4.1)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Novogen Limited
Statement of Financial Position
31 December, 2011

	Consolidated
	December	June
	2011	2011
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	12,428	6,016
Trade and other receivables	589	5,469
Assets held for sale - inventories	-	654
Other current assets	515	521
Total Current Assets	13,532	12,660

NON-CURRENT ASSETS
Property, plant and equipment	42	67
Total Non-Current Assets	42	67

TOTAL ASSETS	13,574	12,727

CURRENT LIABILITIES
Trade and other payables	4,109	6,386
Provisions	594	770
Derivative liability	-	1,047
Total Current Liabilities	4,703	8,203

NON-CURRENT LIABILITIES
Provisions	57	104
Total Non-Current Liabilities	57	104

TOTAL LIABILITIES	4,760	8,307
NET ASSETS	8,814	4,420

EQUITY

Contributed equity	192,191	194,295
Reserves	(3,484)	(3,422)
Accumulated losses	(180,899)	(186,644)
Parent interest	7,808	4,229

Non-controlling interest	1,006	191

TOTAL EQUITY	8,814	4,420

The above statement of financial position should be read in conjunction with the accompanying notes.

Novogen Limited
Statement of Changes in Equity
For the half-year ended 31 December, 2011

Consolidated	Contributed Equity	Accumulated losses	Reserves	Total	Non-controlling interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176

Loss for the period	-	(4,231)	-	(4,231)	(1,254)	(5,485)
Exchange differences on translation of foreign operations	-	-	(455)	(455)	(240)	(695)
Total comprehensive loss for the half year	-	(4,231)	(455)	(4,686)	(1,494)	(6,180)

Share-based payments	-	131	-	131	97	228
Total transactions with owners in their capacity as owners	-	131	-	131	97	228

At 31 December 2010	206,419	(195,552)	(4,233)	6,634	590	7,224

At 1 July 2011	194,295	(186,644)	(3,422)	4,229	191	4,420

Profit/(loss) for the period	-	4,682	-	4,682	(1,368)	3,314
Exchange differences on translation of foreign operations	-	-	(124)	(124)	(27)	(151)
Total comprehensive income/(loss) for the half year	-	4,682	(124)	4,558	(1,395)	3,163

Issue of share capital by subsidiary	966			966		966
less non-controlling interest in relation to issued capital by subsidiary	(2,091)			(2,091)	2,091	-
Share-based payments	-	128	-	128	137	265
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(979)	935	62	18	(18)	-
Total transactions with owners in their capacity as owners	(2,104)	1,063	62	(979)	2,210	1,231

At 31 December 2011	192,191	(180,899)	(3,484)	7,808	1,006	8,814

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Statement of Cash Flows
For the half-year ended 31 December, 2011

	Consolidated
	2011	2010
	$'000	$'000

Cash flows from operating activities
Profit/(loss) before tax	3,324	(5,482)
Income tax paid	(10)	(3)

Adjustments to reconcile profit/(loss) to net cash used in operating activities:
Depreciation and amortisation	13	57
Net (gain)/loss on disposal of property, plant and equipment	10	(262)
Share-based payments	265	174
Extinguishment of financial liability by issue of equity	-	54
Sale of business - net proceeds	(7,980)	-
Dividends received	-	(146)
Share issue costs	395	-
Bad and doubtful debt expense/(writeback)	(808)	11
Net (gain)/loss on exchange rate changes	(207)	597

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables	2,610	(735)
(increase)/decrease in other receivables	3,078	367
(increase)/decrease in inventories	654	660
(increase)/decrease in prepayments	6	80
increase/(decrease) in trade and other payables	(2,277)	(467)
increase/(decrease) in provisions	(223)	(65)
increase/(decrease) in derivative liability	(1,047)	-

Net cash flows used in operating activities	(2,197)	(5,160)

Cash flows from investing activities
Acquisition of property, plant and equipment	-	(48)
Proceeds from sale of plant and equipment	2	322
Sale of business - proceeds	9,500	-
Sale of business - related costs	(1,520)	-
Dividends received	-	146
Net cash flows provided by investing activities	7,982	420

Financing Activities
Proceeds from the issue of shares by subsidiary	966	-
Share issue costs	(395)
Net cash provided by/(used in) financing activities	571	-

Net increase/(decrease) in cash and cash equivalents	6,356	(4,740)
Cash and cash equivalents at beginning of period	5,766	14,131
Effect of exchange rates on cash holdings in foreign currencies	56	(1,292)
Movements in secured facility	-	750

Cash and cash equivalents at end of period *	12,178	8,849
* Note: an additional $250,000 (2010: $250,000) is held as secured cash and is not included in cash equivalents in this cash flow statement.

The above statement of cash flows should be read in conjunction with the accompanying notes.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2011

Note 1. Basis of preparation

This general purpose interim financial report, which incorporates the interim financial statements, for the half-year ended 31 December, 2011 has been prepared in accordance with the requirements of the Corporations Act 2001 and the Australian Accounting Standard AASB 134: Interim Financial Reporting. The interim financial statements have also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.

It is recommended that this interim financial report be read in conjunction with the annual financial report for the year ended 30 June, 2011 and any public announcements made by Novogen Limited and its controlled entities during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001. The half-year interim financial report does not include full disclosures of the type normally included within the annual financial report.

Reporting Basis and Conventions

The accounting policies and methods of computation followed in this interim financial report are consistent with those applied in the annual report for the year ended 30 June, 2011, with the addition of the following accounting policy.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

Property, plant and equipment, once classified as held for sale, are not depreciated or amortised.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2011

 Note 2. Revenue and expenses

	Consolidated
	2011	2010
	$'000	$'000
Revenue from continuing operations

Bank Interest	198	97
Royalties	581	1,159
Dividends	-	146
Total revenue	779	1,402

Other Income from continuing operations

Net gain on disposal of assets held for sale	-	262
Gain on fair value of derivative liability	727	-
Other	10	-
	737	262

Depreciation included in the statement of comprehensive income*
Included in administrative expenses	13	57

Total depreciation and amortisation expenses	13	57

Expenses included in the statement of comprehensive income*
Included in administrative expenses:
Net foreign exchange differences	(208)	595
Net loss on disposal of plant and equipment	10	-
Onerous lease provision movement - operating leases	(31)	-
Provision for doubtful debts	808	(11)
Included in research and development expenses:
Onerous lease expense - operating leases	-	326

Employee benefit expense*
Termination costs	1,018	569
Share-based payment expense	265	174

*includes amounts from discontinued operations

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2011

Note 3. Contingent assets and liabilities

On 22 December, 2011 the Company received an originating application and statement of claim from a former employee, in relation to alleged misleading representation when entering into an employment agreement in March 2010. The Directors are of the opinion that the claim is without any basis and the Company will defend this matter. No significant loss is expected and it is not possible to reasonably estimate the maximum potential amount of the loss.

There have been no other changes in contingent assets or contingent liabilities since the end of the previous annual reporting period, 30 June, 2011.

Note 4. Operating Segments

Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments indentified by management are based on the specific area of targeted therapeutic treatment or the individual market in which products are sold.

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide (this business segment was sold in August 2011 and has been classified as a discontinued operation).
4 – Wound Healing – a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.

The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated 30 June, 2011, annual financial statements as contained in Note 1 there to.

Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2011

Segment report

	DRUG DEVELOPMENT		ONCOLOGY DRUG PROGRAM		CONSUMER BUSINESS		WOUND HEALING		TOTAL
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	(000's)		(000's)		(000's)		(000's)		(000's)
Net Sales	-	-	-	-	978	4,566	-	-	978	4,566
Other revenue	774	1,376	5	26	43	4	-	-	822	1,406
Total Revenue	774	1,376	5	26	1,021	4,570	-	-	1,800	5,972

Net (Loss)/Profit	(514)	(3,133)	(3,043)	(4,047)	7,323	2,160	(452)	(465)	3,314	(5,485)

Total assets, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity. The drug development segment and the consumer business segments combined have total assets of $26,244,000 as at 31 December, 2011. The oncology drug program segment and the wound healing segment have total assets of $6,130,000 and $12,000 respectively as at 31 December, 2011. As at 30 June, 2011 the drug development segment and the consumer business segments combined have total assets of $22,158,000. The oncology drug program segment and the wound healing segment have total assets of $4,801,000 and $150,000 respectively as at 30 June, 2011. Segment assets, as reviewed by the executive management team, are before intersegment eliminations.

Note 5. Net tangible assets per share

	Consolidated
	2011	2010

Net tangible asset backing per share	$0.09	$0.07

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2011

Note 6. Discontinued operations

At the Company’s AGM in October, 2010 it was announced that the Company was looking at strategic alternatives for its Consumer Business. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. On 1 August, 2011, the consumer products business was sold to Pharm-a-Care Laboratories Pty Limited.

Financial information for this discontinued operation is set out below:

	1 July 2011 to 1 August 2011	Half-year ended 31 December 2010
	$'000	$'000
Revenue	1,021	4,570
Expenses	(1,669)	(2,408)
	(648)	2,162

Proceeds from sale of consumer business	9,500	-
Termination costs	(1,018)	-
Other transaction costs	(502)	-
	7,980	-

Profit before tax from discontinued operations	7,332	2,162

Tax expense	(9)	(2)

Profit after tax from discontinued operations	7,323	2,160

	1 July 2011 to 1 August 2011	Half-year ended 31 December 2010
	$'000	$'000

Net cash inflow from operating activities	10,587	2,085

Net cash increase generated by discontinued operations	10,587	2,085

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2011

Information relating to the financial position of the consumer business is set out below. No amount is included for receivables or payables which were not included in the assets transferred in the sale of the business.

	Disposal date 1 August 2011	From annual financial statements 30 June 2011
	$'000	$'000

Inventories	-	654
Total assets	-	654

Net assets	-	654

Note 7. Events after the end of the reporting period

Novogen Limited

On 18 January, 2012 the Company received confirmation from Nasdaq that for the ten consecutive business days, from 3 January, 2012 to 17 January, 2012, the closing bid price of the Company’s ADRs had been at US$1.00 or greater. Accordingly, the Company has regained compliance with Listing rule 5550(a)(2) and this matter is now closed. This notification from NASDAQ has no bearing on the ASX listing.

On 25 January, 2012, the Company offered to purchase the shares held by the minority shareholders in Glycotex, Inc. in exchange for issuing Novogen Limited shares. The offer is based on issuing three Novogen shares for every share held in Glycotex and expires 24 February, 2012. The maximum number of Novogen shares that would be issued as a result of this offer is 1,452,183.

Marshall Edwards, Inc.

On 21 February, 2012, Marshall Edwards, Inc. filed a registration statement on Form S-1 with the US Securities and Exchange Commission for a rights offering to existing stockholders to purchase up to US$8 million of its common stock.

Novogen Limited intends to exercise rights for up to US$4 million of MEI common stock in the offering.  Novogen Limited also intends to distribute a portion of the MEI rights that it receives directly to its shareholders. Both the exercise and distribution of the rights will be subject to Novogen shareholder approval at a yet to be scheduled meeting of shareholders.

Novogen Limited
Directors’ Declaration
31 December, 2011

Financial report for the half-year ended 31 December, 2011

The Directors declare that the financial statements and notes as set out on pages 9 to 18 are in accordance with the Corporations Act 2001; and

(a) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December, 2011 and of its performance for the half-year ended on that date.

In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/s/ William Rueckert

William Rueckert
Director (Chairman)
Sydney, 23 February, 2012

Novogen Limited
Independent Review Report
31 December, 2011

INDEPENDENT AUDITOR’S REVIEW REPORT TO THE MEMBERS OF NOVOGEN LIMITED

We have reviewed the accompanying half-year financial report of Novogen Limited, which comprises the statement of financial position as at 31 December 2011, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a statement of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Novogen Limited
Independent Review Report
31 December, 2011

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Novogen Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and
(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ BDO

BDO Audit (NSW-VIC) Pty Ltd

/s/ Melissa Alexander

  Melissa Alexander
Director
  Sydney, 23 February 2012